Exhibit 99.2

Media Advisory: ASML TWINSCAN C Increases Productivity by 15 Percent

VELDHOVEN, The Netherlands, February 18, 2003 - ASML Holding NV (ASML) today announced productivity performance enhancements for its TWINSCAN(TM) family of lithography systems. Called TWINSCAN C, the new enhancements increase throughput by approximately 15 percent, depending on product model.

The productivity enhancements in TWINSCAN C increase wafer output to over 110 wafers per hour for 300 mm wafers at real production conditions (109 exposures per wafer). The increased stage speeds in the TWINSCAN platform allow for these productivity improvements while maintaining imaging, alignment and leveling accuracy.

The TWINSCAN C product family will be available on four systems: the AT:400C, AT:750C, AT:850C and AT:1150C. The new systems are slated to begin shipping in the first quarter of 2003.

"Productivity is paramount to customers and, therefore, one of the key metrics for comparing lithography systems. TWINSCAN C fulfills ASML's commitment to providing the highest levels of productivity at the highest levels of quality," said Paul van Attekum, senior vice president, product marketing worldwide, ASML. "The increased stage speeds of the TWINSCAN C platform set the standard for wafer throughput, an important part of ASML's roadmap for continued improvement."

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

ASML
Elizabeth  Kitchener
Corporate Communications
corpcom@asml.com
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